

02005827

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
016418 CRD#

8-34041

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

FEB 28 2002

NAME OF BROKER - DEALER:
Wafra Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue, 41st Floor
(No. and Street)

New York (City) New York (State) 10154-0101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeanine McFadyen (212) 759-3700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York, (City) New York (State) 10281-1414 (Zip Code)

RECEIVED FEB 28 2002

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3-15-02

AFFIRMATION

I, Anthony G. Barbuto, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Wafra Securities, Inc. (the "Company") for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Sworn before me this day
of Feb. 20, 2002:

Notary Public

MELISSA J. CLARKE
Notary Public, State of New York
No. 01-CL6000425
Qualified in New York County
Commission Expires Dec. 15, 2001

WAFRA SECURITIES, INC.
(016418)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

File pursuant to Rule 17a-5(e)(3)
As a PUBLIC DOCUMENT

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Wafra Securities, Inc.

We have audited the accompanying statement of financial condition of Wafra Securities, Inc. (a wholly owned subsidiary of Wafra Investment Advisory Group, Inc.) as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wafra Securities, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 31, 2002

WAFRA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 149,622
PREPAID EXPENSES	20,451
RECEIVABLE FROM CLEARING BROKER	21,544
ACCRUED INTEREST RECEIVABLE	109
TOTAL ASSETS	$ 191,726

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to parent company	$ 7,984
Accrued expenses	19,480
Total liabilities	27,464
STOCKHOLDER'S EQUITY:	
Common stock - $.01 par value; authorized 20,000 shares, issued and outstanding 1,000 shares	10
Additional paid-in capital	117,475
Retained earnings	46,777
Total stockholder's equity	164,262
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 191,726

See notes to statement of financial condition.

WAFRA SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND BUSINESS ACTIVITY

Wafra Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated in the State of New York. The Company is a wholly-owned subsidiary of Wafra Investment Advisory Group, Inc. ("Advisory"). The Company acts as an introducing broker whose only business activity is to provide broker-dealer services to Advisory's clients and other related entities. A majority of the commissions generated are from clients located in the State of Kuwait.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America hereafter ("generally accepted accounting principles") which require the use of estimates by management.

The Company considers all highly liquid, short-term investments with a maturity of 90 days or less when acquired to be cash equivalents. Cash and cash equivalents consist primarily of cash and investments in the Bank of New York Deposit Reserves, which are maintained at one bank.

The Company and Advisory file consolidated Federal, state and local income tax returns. Although no formal tax-sharing agreement exists, Advisory has agreed with the Company that the Company's income tax provision is to be computed as if the Company filed separate Federal, state and local income tax returns. Any resulting current liability for income taxes is payable to Advisory and any income tax benefit for losses is receivable from Advisory.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECEIVABLE FROM CLEARING BROKER

The Company has an agreement with BNY Clearing Services LLC. ("BNY") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform related record-keeping functions. The agreement can be canceled by either party upon 90 days' written notice. The agreement

states that the Company will assume its customer's obligations should a customer of the Company default on its obligations relating to securities trades executed by BNY. BNY controls customers' credit risk by requiring that they maintain margin collateral in compliance with various regulatory and internal guidelines. At December 31, 2001, the receivable from clearing broker represents commissions receivable earned as an introducing broker for the transactions of its customers.

4. RELATED PARTY TRANSACTIONS

The Company has entered into a services agreement with its parent company whereby the Company pays a management fee to Advisory for utilizing the services of its employees. This fee is to be agreed upon each year by both parties. The balance due to the parent company consists primarily of management fees and the provisions for income taxes.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Company had net capital of $139,810, which exceeded its requirement of $50,000 by $89,810. The ratio of aggregate indebtedness to net capital was .20 to 1.

6. INCOME TAXES

The Company is included in the consolidated Federal, state and local income or franchise tax returns filed by its parent. The provision for income taxes is determined as if the Company filed separate income or franchise tax returns. There are no significant temporary differences, and therefore, the deferred income taxes are not provided.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com


Deloitte
& Touche

January 31, 2002

Wafra Securities, Inc.
345 Park Avenue, 41st Floor
New York, New York 10154-0101

In planning and performing our audit of the financial statements of Wafra Securities, Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated January 31, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

2. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with practices and procedures may deteriorate. Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

